Portfolio Resources Group, Inc.

Statement of Financial Condition

December 31, 2024





MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Portfolio Resources Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the **Portfolio Resources Group, Inc.** (the "Company ") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2023.

New Delhi, India
March 03, 2025

Portfolio Resources Group, Inc.

Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$ 1,248,586
Due from clearing broker	402,721
Escrow account at clearing broker	732,425
Operating lease right-of-use assets	5,675
Prepaid expenses	101,841
Deposits with clearing broker	150,000
Fixed assets and leasehold improvements, net	71,268
Other assets	40,482
Total assets	$ 2,752,998

Liabilities and Stockholders' Equity

Liabilities

Due to brokers	$ 732,425
Commissions payable	542,826
Due to related party	232,833
Operating lease liabilities current	3,000
Operating lease liabilities non-current	2,675
Accounts payable and accrued expenses	94,344
Total liabilities	1,608,103

Commitments and Contingencies (see note 7)

Stockholders' equity

Common stock - 1,000,000 shares authorized $1 par value; 142,258 shares issued; 123,333 outstanding and 18,925 held as treasury stock	142,258
Preferred stock - 100,000 shares authorized of Series A preferred shares $1 par value; 100,000 shares issued; 0 shares outstanding and 100,000 shares held as treasury stock	100,000
Paid-in capital	198,117
Treasury stock - 18,925 shares common; 100,000 shares preferred, at cost	(164,247)
Retained earnings	868,767
Total stockholders' equity	1,
Total liabilities and stockholders' equity	$ 2,752,998

The accompanying notes are an integral part of this financial statement.

Portfolio Resources Group, Inc.

Notes to Statement of Financial Condition
December 31, 2024

1. **Organization and Business**

    Portfolio Resources Group, Inc. (the "Company") is a corporation formed under the laws of the state of Florida. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

2. **Summary of Significant Accounting**

    Policies Basis of Presentation
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Recent Accounting Pronouncements

    FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
    The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

    FASB ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures
    The FASB issued ASU 2023-09 on December 14, 2023, which amends income tax disclosures to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The new guidance requires the entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is currently assessing the impact ASU 2023-09 will have on its income tax disclosures.

    Cash and Cash Equivalents
    Cash includes cash held at a bank. As of December 31, 2024, the Company's cash and cash equivalents totaled $1,248,586. The Company considers investments in money market funds to be cash equivalents. As of December 31, 2024, the Company has money market funds investments

in the amount of $1,806,251 comprising $732,425 from escrow account and $1,073,826 from Pershing cash account (being part of $1,248,586).

Income Taxes
The Company records a deferred tax asset or liability based on the difference between the financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by tax authorities. The Company has analyzed the tax positions taken and concluded that as of December 31, 2024, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statement.

As of and for the year ended December 31, 2024, the Company did not have liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Fixed Assets and Leasehold Improvements
The Company's fixed assets and leasehold improvements are stated at cost net (net value of $71,268) of accumulated depreciation and amortization of $172,613. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation and amortization are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets and leasehold improvements are depreciated and amortized using the straight-line method over a period of 5-10 years for fixed assets and the shorter of the useful life or lease terms for leasehold improvements.

Leases
The Company recognizes right-of-use assets and lease liabilities on the statement of financial condition. The initial recognition of right-of-use assets ("ROU") and lease liabilities requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company's incremental borrowing rate is subjective and judgmental as the Company has no outstanding debt nor committed credit facilities, secured or otherwise that would have comparable collateral or similar terms as their underlying office space.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a

straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Preferred Stock

The Company previously authorized issuance of 100,000 shares of Preferred Stock, par value $1.00 per share which it designated as Series A Preferred Stock. The Series A Preferred Stock pays a dividend of 3% per annum from funds legally available for distribution. The stock had no conversion rights to Common Stock, had no voting rights except with respect to matters pertaining to its rights and preferences, was redeemable at par by the Company after one year and by shareholder at any time after 5 years and had preference over common stock upon liquidation.

During the year ended December 31, 2024, there were no share transactions recorded by the Company. There are currently no shares of Preferred Stock outstanding. See Note 10 for the issued shares on December 31, 2024.

Credit Losses

The Company follows the guidance in ASU 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Previously, U.S. GAAP required an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases in expected credit losses that have taken place during the period. As of December 31, 2024, management has determined that the expected losses for the Company are de minimis and would not require financial statement recognition.

3.   **Transactions with Related Parties**

The Company maintains a human resources expense sharing agreement with Investment Resources International Inc., an affiliated company (the "Affiliate"). Pursuant to the agreement, the Company pays 90% of the total staff payroll, plus an additional 15% administrative service fee; this fee was 10% for the first six months of the year. The Affiliate provides employee services and other services to the Company. The Company and the Affiliate are related by common ownership. As of December 31, 2024, there is a due to related party of $232,833 to the Affiliate.

The Company also has rent expense sharing arrangements with two affiliates, the Affiliate and Portfolio Resources Advisor Group, its affiliated investment advisory firm, to pay a share of the office rent to the Company. There are no amounts due from related parties on December 31, 2024. The Company receives pass-through reimbursements of clearing charges from its affiliated investment advisory firm for clearing charges they incurred for executing trades in their clients' investment advisory accounts. There are no pass-through reimbursements outstanding as of December 31, 2024, from affiliated investment advisory firm.

All transactions with related parties are settled in the normal course of business. The terms of any

of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Escrow Account at Clearing Broker

Included in the Escrow Account at Clearing Broker is $732,425 which is deposits of brokers' escrow accounts. The Company withholds and deposits into this account 5% of gross commissions, typically up to $75,000 per broker, although risk evaluations and deposits may vary by broker, as deposits to cover for errors, omissions and customer claims resulting from actions of the broker and not of the Company or its employees. The corresponding balance for these deposits is included in Due to brokers.

5. Regulatory Requirements

The Company is subject to SEC Unifom1 Net Capital Rule 15c3-l under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2024, the Company had net capital of approximately $895,058 which exceeded the required net capital by approximately $761,606. The Company's aggregate indebtedness to net capital ratio was 1.73 to 1. The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

6. Concentrations

All cash deposits are held by two U.S. financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. A significant portion of the Company's customers are located in Venezuela and Israel.

7. Commitments, Contingencies and Other Uncertainties

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC. The Company instructs all customers to transmit funds and securities to such clearing broker dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or up to 30 days if various net capital requirements are not met.

8. Income Taxes

The components of the provision (benefit) for income taxes for the year ended December 31, 2024, are as follows:

Current tax expense		
Federal	$	85,000
State		4,927
Other, net		-
Total current tax expense		89,927

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The temporary differences relate primarily to depreciable assets (use of different methods to calculate depreciation and amortization for financial and tax reporting purposes) and tax loss carryovers.

9. **Operating Leases**

The Company occupied its former office space from 2006 until November 2024. On October 3, 2016, the Company signed an amended lease agreement extending the term of the lease to May 31, 2024, which also waived 4 months of 2017 rent and cancelled the previous provision for a letter of credit. The monthly payment for this lease was $13,927, which represents base rent.

This lease was extended month by month for 6 additional months from June to November 2024. The monthly payment for the lease extension was $20,890.41, which represents base rent.

The Company entered a five-year operating lease in December 2021 for copiers, expiring November 30, 2026. The monthly payment is $255, which represents base rent. The Company also entered a four-year operating lease in February 2023 for a cloud-based secure printing. The monthly payment is $34, with represents base rent.

Company recognized ROU asset on the commencement of lease which was equal to the present value of future payments to be made and corresponding operating lease liability of the equal amount. The ROU asset and liability is being amortized with the discounting rate taken on commencement of the lease and the balance outstanding as on December 31, 2024, is $ 5,675.

Weighted average remaining operating lease term	2.2 years
Weighted average discount rate of operating leases	4.6%

The future minimum lease payments due under current active lease agreements are as follows:

Year Ending December 31,	
2025	3,476
2026	3,476
2027	545
Total undiscounted lease payments	7,498
Less imputed interest	(371)
Total lease liabilities	$ 7,126

The Company entered a new office space lease in October 2023 with commencement date being June 1st, 2024, or the date landlord delivers the premise to Tenant substantially complete, whichever is later and for a period of 125 calendar months commencing from commencement date as mentioned above. The first 5 months of lease period are waived. The monthly payment is $13,762, which is the

base rent for the remaining 7 months of the first 12 months of lease.

The new office space construction permits were submitted and approved by the City of Coral Gables. Remodeling the new office began in July 2024 and works were completed by November 2024. However, by December 31, 2024, there were still some final inspections to be completed by the City of Coral Gables.

The Company expects to have the final inspection approval and the Certificate of Occupancy of the new office by March 4th, 2025, date when the new lease will begin (commencement date).

Treasury Stock

There are 18,925 shares of common stock that were previously repurchased by the Company at a cost of $64,247. The shares are being held in treasury for reissuance. At the end of December 31, 2024, the total value of common treasury stock at cost is as follows:

8,925 shares	$	26,247
10,000 shares		38,000
	$	64,247

There are 100,000 shares of preferred stock that were redeemed during 2017 at a cost of $100,000. The shares are being held in treasury for reissuance at cost.

100,000 shares	$	100,000

11. **Segment Reporting**

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, offering full brokerage services to clients, including trading to execute purchase and sale of securities, incidental brokerage services as recommendations and account monitoring, and various operational services. Brokerage cash and margin accounts are introduced on a "fully disclosed basis" to our clearing firm, Pershing, LLC., a Bank of New York Mellon company. The Company has designated its chief executive officer and chief compliance officer, Antonio Camejo, as the chief operating decision maker ("CODM"). The CODM, together with Juan I. Sosa, chief operating officer (COO), review the Company financials on a monthly basis to evaluate performance. CODM and COO use gross and net income to evaluate the results of the business, focusing on the lines of revenue and expenses that generated an increase or decrease of net income from previous periods Additionally, the CODM and COO use excess net capital (see Schedule I) under Rule 15c3-1 of the Securities and Exchange Act of 1934, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy as required by regulators. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM and COO manage the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (See Note 2 Summary of Significant Accounting Policies). The Company derived 98% of total revenues earned during the year ended December 31, 2024, from Pershing LLC, its clearing firm. The significant expenses of the segment are reported on the accompanying income statement of this report.

12.   **Subsequent events**

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a negative material impact on its financial statements.